

Lorena de la Maza

Clinical Trial Director

Mexico City, Mexico · **Contact info**

2 connections

 ViiT Health

 Harvard Medical School – Massachusetts General Hospital

Experience


Clinical Trial Director
ViiT Health · Part-time
May 2021 – Present · 6 mos


Cofundadora
SolexVintel
Feb 2013 – Present · 8 yrs 9 mos
Ciudad de México, México


Fundadora
Delmark
Aug 2005 – Present · 16 yrs 3 mos


Cofundadora
Personna Report
Jan 2012 – Present · 9 yrs 10 mos


Coordinación General
Exhibición Virtual Universo Maya · Part-time
Jan 2012 – Dec 2012 · 12 mos
Baja California, México

Education


Harvard Medical School - Massachusetts General Hospital
Master's degree, Microbiología, general
1988 – 1990


Universidad Nacional Autónoma de México
Doctor's Degree, Medicina
1980 – 1986


CESSA Universidad
Diplomado, Psicología Positiva
2017 – 2017

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